Hawaii Federated Industries, Inc.



ANNUAL REPORT

1703 Kuikele

Honolulu, HI 96819

0

http://featherfuels.com

This Annual Report is dated May 2, 2022.

BUSINESS

Hawaii Federated Indistries, Inc, dba Feather Fuels, is a C-Corp organized under the laws of the state of Hawaii that pulls carbon dioxide from the sky and recycles it into carbon-neutral jet fuel. We're a present-day solution for long-haul aviation, which is a hard-to-decarbonize industry. And over the next several decades, as hydrogen and battery-powered vehicles become available, we'll expand our mission to repairing the climate by burying the CO2 directly underground, which will provide a permanent reversal to climate change. We have a generational vision for reversing climate change and building new industries.

Currently, only .1% of flights are using sustainable aviation fuel. Our solution will allow global scaling and international law will require airlines to use our solution by 2027.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 600,000
Use of proceeds: Launching the startup (founders funds) and general operations.

Date: November 01, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 60,000
Use of proceeds: Launching the startup and general operations.
Date: November 01, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 60,000
Use of proceeds: Launching the startup and general operations.
Date: November 01, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 60,000
Use of proceeds: Launching the startup and general operations.
Date: November 01, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 120,000
Use of proceeds: Establishing community foundation so that future generations can benefit from our carbon-removal activities
Date: November 01, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 100,000
Use of proceeds: Provide community benefit for local residents who will be directly affected by our work
Date: January 01, 2022
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

Without revenue generation the business can operate for two years.

Foreseeable major expenses based on projections:

The Company divides its expenses into pre-construction and construction soft and hard costs.

Pre-construction soft costs

- Engineering study (FEL1) $60,000

- Environmental review $54,000

- City permits $30,545.96

- Lease security deposit and 12 mos. rent (structured as option to buy) $59,000

- Development consultants $66,050

- Principals: $100,000

Sum: $369,595.96

Construction hard costs

- Site prep $500,000

- Shipping of capital equipment TBD

- 50MW solar (including installation) $50,000,000

- Fischer-Tropsch reactor $30,000,000

- Electrolyzer $10,000,000

- Direct Air Capture module $10,000,000

Development soft costs

- Labor

- Product Testing $3,000

Future operational challenges:

- Permitting

- Completion of environmental review process

- Timely procurement of necessary equipment (Direct Air Capture modules, electrolyzers, Fischer-Tropsch synthesis unit). This is of particular concern given global supply chain challenges.

- Labor agreements

Future challenges related to capital resources:

- Securing a loan guarantee from the United States Department of Energy

- Successful negotiation of project finance agreements (syndicated debt) with bank partners

- Closing of additional development capital from institutional equity investors and strategic partners (approximately $7 million)

Future milestones and events:

- Signed offtake agreements

- US DOE loan guarantee

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $0.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Ikaika Hussey

Ikaika Hussey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Director
Dates of Service: November 01, 2020 - Present
Responsibilities: Ikaika handles the general day to day operations. He has no salary and retains a 60% interest in company (600,000 shares). The Company plans to use funds from this offering to be able to pay a salary to its executives in addition to hiring new employees to develop the business.

Other business experience in the past three years:

Employer: UNITE HERE Local 5
Title: Organizer
Dates of Service: August 01, 2018 - October 01, 2021
Responsibilities: Community and labor organizer

Other business experience in the past three years:

Employer: Archipelago Inc.
Title: President
Dates of Service: July 01, 2008 - October 01, 2020
Responsibilities: Principal

Name: Aaron Ellis

Aaron Ellis's current primary role is with Feed the Hunger Fund. Aaron Ellis currently services 5 hrs hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO/Director of Business Development
Dates of Service: November 04, 2020 - Present
Responsibilities: Aaron is in charge of financial management. He has no salary and equity compensation of 60,000 of shares and retains an 6% interest in the company.

Other business experience in the past three years:

Employer: Island Growth, LLC
Title: Director of Business Development
Dates of Service: April 01, 2017 - Present
Responsibilities: Financial modeling, management

Other business experience in the past three years:

Employer: Simonpietri Enterprises
Title: Director of Finance
Dates of Service: November 01, 2020 - Present
Responsibilities: Financial modeling

Other business experience in the past three years:

Employer: Feed the Hunger Fund
Title: Senior Loan Officer
Dates of Service: June 01, 2017 - Present
Responsibilities: Loan underwriting for startups in sustainable food production

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Ikaika Hussey
Amount and nature of Beneficial ownership: 600,000
Percent of class: 60.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 1,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $1.07 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational Feather manufacturing facility or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Hawaii Federated Industries Inc. was formed on November 4, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Hawaii Federated Industries Inc. and Feather Fuels is a good idea, that the team will be able to successfully market and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on outside government regulation such as the US Environmental Protection Agency, the Hawaii Department of Health and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Carbon Pricing Risk

Carbon pricing is a popular idea for the reduction of greenhouse gas emissions. Economists expect a carbon price to accelerate the adoption of lower-emissions products such as Feather, by increasing the relative price of fossil fuel-derived products. If a carbon price is not instituted, it will take longer for the Company to arrive at a price advantage with respect to fossil incumbents.

Vendor Risk

The Company is reliant on vendors who may not have the capacity, wherewithal and willingness to supply the company with necessary capital machinery. The Company mitigates this risk by maintaining relationships with alternate suppliers.

Geopolitical Risk

The Company operates as a hedge against the uncertainty of the global petroleum market and the potential risk posed by drastic changes in international politics. Nevertheless, geopolitical shifts could pose risks to The Company – in particular, the possibility that oil-producing nations could flood the market with cheap oil, thus crowding out SAEF and SAEF suppliers.

Natural Disaster Risk

Facilities are vulnerable to natural disasters such as hurricanes, flooding, earthquakes, or other acts of God. This risk increases with the advent of human-caused climate change. To the degree possible, we will insure and design our plants against this risk. In addition, co-locating with existing facilities with abundant protections against natural disaster, such as publicly-funded airports, helps to mitigate this risk factor.

Development Risk

As a developer, The Company absorbs the financial and political risk of identifying appropriate parcels and seeking the necessary entitlements for the erection of a project. Permitting, environmental review, and other legal requirements will delay projects. The Company mitigates this risk by carefully selecting projects with a high degree of success.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company's Chief Executive Officer does not currently receive a salary.

The Company's Chief Executive Officer, Ikaika Hussey, does not currently receive a salary for his role at the company. Mr. Hussey is the majority shareholder of the company with a current 60% ownership interest as of the launch of this offering. The Company plans to use funds from this offering to be able to pay a salary to its executives in addition to hiring new employees to develop the business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

Hawaii Federated Industries, Inc.

By   /s/ *Ikaika Hussey*

      Name: Feather Fuels

      Title: President

FINANCIAL STATEMENTS

Assets

Assets:		Q1	Q2
		Sum:	Sum:
Current Assets		$0	$0
	Cash	$0	
	Accounts Receivable	$0	
	Doubtful Accounts	$0	
	Inventory	$0	
	Temporary Investments	$0	
	Prepaid Expenses	$0	
	Other Current Assets	$0	
Fixed Assets		$0	$0
	Long Term Investments	$0	
	Land	$0	
	Buildings	$0	
	Accumulated Depreciation	$0	
	Property, Plant and Equipment	$0	
	Accumulated Depreciation	$0	
	Total Assets	**$0**	**$0**

Q3	Q4
Sum:	Sum:
$0	$0
$0	$0
$0	$0

Liabilities and Shareholders' Equity

		Q1	Q2	Q3	Q4
Liabilities and Shareholders' Equity:		Sum:	Sum:	Sum:	Sum:
Current Liabilities		$0	$0	$0	$0
	Accounts Payable	$0			
	Short Term Notes	$0			
	Current Portion of Long Term Notes	$0			
	Interest Payable	$0			
	Taxes Payable	$0			
	Accrued Payroll	$0			
	Other Current Liabilities	$0			
Long Term Liabilities		$0	$0	$0	$0
	Long Term Debt	$0			
	Deferred Income Taxes	$0			
	Other Long Term Liabilities	$0			
Shareholders' Equity		$0	$0	$0	$0
	Capital Stock	$0			
	Additional Paid in Capital	$0			
	Retained Earnings	$0			
	Total Liabilities and Equity	**$0**	**$0**	**$0**	**$0**

Balance Sheet

US-GAAP

Fiscal Year End 12/31 (in Thousands)	2021	2022	2023
Revenues			
Cost of Goods Sold			
Gross Profit	$0	$0	$0

	2021	2022	2023
Operating Expenses	$0		
Selling, General, and Administrative Expenses			
Depreciation and Amortization			
Other Expenses			
Operating Profit	**$0**	**$0**	**$0**

	2021	2022	2023
Interest Expense			
Other Revenues or Gains			
Other Expenses or Losses			
Earnings Before Taxes	$0	$0	$0

	2021	2022	2023
Income Taxes			
Net Income	**$0**	**$0**	**$0**

	2021	2022	2023
Common Shares Outstanding			
Earnings Per Share			
Dividends Per Share			

Income Statement

US-GAAP

Statement of Cash Flows

US-GAAP

Fiscal Year End 12/31	2021	2022	2023
(in Thousands):	Sum:	Sum:	Sum:
Cash Provided by Operating Activities	-$8500	$0	$0
Net Income	$0		
Adjustments			
Depreciation Expense			
Amortization Expense			
Gain on Sale of Equipment			
Increase in Accounts Receivable			
Decrease in Unearned Rent Revenue			
Decrease in Inventories			
Increase in Accounts Payable	-$8,500		
Increase in Prepaid Expenses			
Increase in Income Taxes Payable			
Cash Used in Investing Activities	$0	$0	$0
Purchase of Available for Sale Securities	$0		
Sale of Equipment	$0		
Purchase of Buildings	$0		
Cash Used in Financing Activities	$0	$0	$0
Repayment of Debts	$0		

	Issuance of Debts	$0		
	Payment of Cash Dividends	$0		
	Issuance of Common Stock	$0		
	Repurchase of Common Stock	$0		
Cash and Equivalents		**$10000**	**$0**	**$0**
	Cash and Equivalents, Beginning of Year	$10,000		
	Net Increase/Decrease in Cash and Equivalents			

Table 1

		Category			
	Aaron Ellis, financial modeling		$ (5,000.00)		
	Forest Solutions, production of KS submittal		$ (3,500.00)		
	Squarespace (web hosting)	Web hosting	$ (120.38)		

CERTIFICATION

I, Ikaika Hussey, Principal Executive Officer of Hawaii Federated Industries, Inc., hereby certify that the financial statements of Hawaii Federated Industries, Inc. included in this Report are true and complete in all material respects.

Ikaika Hussey

President